Exhibit 99.1
DSW Inc. Reports Second Quarter 2018 Financial Results

•	Second quarter revenue increased 16.4% to $795 million; comparable sales increased 9.7%

•	Second quarter Reported loss of $0.48 per diluted share, including charges of $1.11 per diluted share primarily related to its Canadian acquisition

•	Second quarter Adjusted EPS of $0.63 per diluted share

•	Raised 2018 guidance for Adjusted earnings for ongoing business to $1.60 to $1.75 per diluted share

•	Consolidation of its go-forward Canadian business to be slightly accretive in 2018

•	Announces the exit of the Town Shoes banner

•	Board of Directors declared quarterly dividend of $0.25 per share

COLUMBUS, Ohio, August 28, 2018 - DSW Inc. (NYSE: DSW), a leading branded footwear and accessories retailer, announced financial results for the three months ended August 4, 2018, compared to the three months ended July 29, 2017.

Chief Executive Officer, Roger Rawlins stated, "We are thrilled to report record sales and earnings results this quarter as our merchandise strategy and marketing investment fueled strong customer engagement, traffic and transaction activity, resulting in a 10% comp. The strong results we've had this spring demonstrate we're successfully activating customers and increasing lifetime value. I'm proud of the progress we're making and with our updated earnings outlook, we look forward to sales reaching $3 billion for the first time in DSW's history."

"After completing our strategic assessment of the Canadian marketplace, we have decided to close its smallest retail banner and focus on its three largest family footwear banners which we believe have the most potential for future growth and profitability," Mr. Rawlins added.

Second Quarter Operating Results

•	Total revenue increased by 16.4% to $795 million, including $72.5 million from the consolidation of its Canadian retail business.

•	Comparable sales increased 9.7% for the same 13-week periods ended August 4, 2018 and August 5, 2017. Comparable sales exclude results from its Canada Retail segment.

•	Reported gross profit, as a percent of sales, increased by 280 bps, due to favorable merchandise margin and occupancy leverage.

•	Reported operating expenses, as a percent of sales, increased by 220 bps, driven by marketing investments, acquisition-related costs and restructuring expenses.

Six Months Operating Results

•	Total revenue increased 9.6% to $1.5 billion, including $72.5 million from the consolidation of its Canadian retail business.

•	Comparable sales increased 5.8% compared to last year's 1.3% decrease.

•	Reported gross profit, as a percent of sales, increased by 170 bps, driven by favorable merchandise margin and business mix.

•	Reported operating expenses, as a percent of sales, increased by 160 bps, due to marketing investments, lease exit costs, acquisition-related costs and restructuring expenses.

•
Reported net loss was $14.1 million, or $0.18 loss per diluted share, including pre-tax charges totaling $98.4 million, or $1.20 per diluted share, primarily related to the acquisition of the Canadian retail business and the exit of Ebuys.

•
Adjusted net income was $82.4 million, or $1.02 per diluted share, a 47% increase to last year. This includes a loss of $0.01 per diluted share from the operations of the Town Shoes banner, which will be mostly exited by the end of the fiscal year.

Integration of New Canada Retail Segment

•
As part of the two step acquisition, the Company completed the remeasurement of previously held assets, including the equity investment and note receivable from its initial investment in 2014, resulting in a non-cash charge of $34.0 million.

•	As a result of the current enterprise value exceeding the fair value of the acquired net assets, the Company recorded a goodwill impairment of $36.2 million.

•
Upon the completion of its comprehensive review, the Company will focus on its largest retail banners, Shoe Company, Shoe Warehouse and DSW Designer Shoe Warehouse. The Company will exit its full price, mall-based Town Shoes banner, which operates 38 locations, mostly by the end of the fiscal year.

•	The acquisition is expected to generate approximately $215 million in revenues and will be slightly accretive to Adjusted Earnings in 2018.

Second Quarter Balance Sheet Highlights

•	Cash and investments totaled $289 million compared to $271 million in the second quarter last year.

•
The Company ended the quarter with inventories of $597 million compared to $527 million last year. Excluding inventories from its Canadian acquisition, inventories per square foot increased by 12.0% and increased by 2.0% on a two-year basis.

Regular Dividend
DSW Inc.'s Board of Directors declared a quarterly cash dividend of $0.25 per share. The dividend will be paid on October 5, 2018 to shareholders of record at the close of business on September 24, 2018.

Fiscal 2018 Annual Outlook
The Company updated its full year outlook for adjusted earnings in the range of $1.60 to $1.75 per diluted share, compared to its previous range of $1.52 to $1.67 per diluted share. Guidance does not include charges related to exit costs, restructuring or acquisition-related expenses or operating losses from the Town Shoes banner, which will mostly close by the end of the fiscal year.

	Current outlook	Previous outlook
Revenue outlook	Increase 6% to 9%	Decrease 1% to 3%
Revenues from Canadian acquisition	Approx. $215 million
Comparable sales growth	Low- to mid-single digit range	Low-single digit range
Tax rate	Approx. 27%	Approx. 29%
Shares outstanding	82 million	81 million
Adjusted EPS	$1.60 to $1.75/ share	$1.52 to $1.67/ share

Webcast and Conference Call
The Company is hosting a conference call today at 8:30 am Eastern Time. The conference will be broadcast live over the internet and can be accessed at http://dswinc.investorroom.com. For those unable to listen to the live broadcast, an archived version will be available at the same location until September 12, 2018. The teleconference will be available on replay and can be accessed by dialing 1-877-344-7529 and entering passcode 10123353.

About DSW Inc.
DSW Inc. is a leading footwear and accessories retailer that operates a portfolio of several value retail concepts under the DSW Designer Shoe Warehouse, Shoe Company, Shoe Warehouse and Town Shoes brands. DSW also supplies footwear at leased locations in the U.S. through its Affiliated Business Group and franchised international locations. Products are available across North America at close to 1,000 retail outlets and via e-commerce sites and a mobile app. More information can be found at www.dswinc.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Any statements in this release that are not historical facts, including the statements made in our "Fiscal 2018 Annual Outlook," are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current expectations and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to: our success in growing our store base and digital demand; risks related to our acquisition of Town Shoes Limited ("TSL"), including the possibility that the anticipated benefits of the acquisition are not realized when expected or at all; our ability to protect our reputation; maintaining strong relationships with our vendors; our ability to anticipate and respond to fashion trends, consumer preferences and changing customer expectations; risks related to the loss or disruption of our distribution and/or fulfillment operations; continuation of agreements with and our reliance on the financial condition of Stein Mart; our ability to execute our strategies; risks related to international franchisees failing to perform under their obligations and/or not operating the franchised stores according to our standards; fluctuation of our comparable sales and quarterly financial performance; risks related to the loss or disruption of our information systems and data; our ability to prevent or mitigate breaches of our information security and the compromise of sensitive and confidential data; failure to retain our key executives or attract qualified new personnel; our reliance on our loyalty program and marketing to drive traffic, sales and customer loyalty; risks related to leases of our properties; our competitiveness with respect to style, price, brand availability and customer service; our reliance on foreign sources for merchandise and risks inherent to international trade; uncertainty related to future legislation, regulatory reform, policy changes, or interpretive guidance on existing legislation, including the impact of the Tax Cuts and Jobs Act; uncertain general economic conditions; risks related to holdings of cash and investments and access to liquidity; and fluctuations in foreign currency exchange rates. Additional factors that could cause our actual results to differ materially from our expectations are described in the Company's latest annual or quarterly report, as filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the time when made. The Company undertakes no obligation to revise the forward-looking statements included in this press release to reflect any future events or circumstances.

DSW INC.
SEGMENT RESULTS
(unaudited)
Net sales by segment and total revenue

	Three months ended			Six months ended
(dollars in thousands)	August 4, 2018	July 29, 2017	% change	August 4, 2018	July 29, 2017	% change
Net sales:
U.S. Retail segment[1]	$691,757	$629,691	9.9%	$1,361,541	$1,254,195	8.6%
Canada Retail segment	72,532	—	—%	72,532	—	—%
Other	29,446	52,030	(43.4)%	70,099	118,345	(40.8)%
Total net sales	793,735	681,721	16.4%	1,504,172	1,372,540	9.6%
Franchise and other revenue	1,533	1,291	18.7%	3,198	2,510	27.4%
Total revenue	$795,268	$683,012	16.4%	$1,507,370	$1,375,050	9.6%

Comparable sales change

	Three months ended		Six months ended
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
U.S. Retail segment[1]	9.6%	0.6%	5.7%	(1.3)%
Other - ABG	12.2%	(0.1)%	8.2%	(1.0)%
Total Company	9.7%	0.6%	5.8%	(1.3)%

1 U.S. Retail segment was previously presented as the DSW segment.

Stores data

	August 4, 2018	July 29, 2017
Number of stores in the U.S.:
DSW	517	510
ABG	289	349
	806	859
Number of stores in Canada:
The Shoe Company / Shoe Warehouse	113	—
DSW Designer Shoe Warehouse	27	—
Town Shoes	38	—
	178	—
Total number of stores	984	859

Reported gross profit by segment[1]

	Three months ended		Six months ended
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
U.S. Retail segment:
Merchandise margin	45.9%	44.4%	44.3%	43.8%
Store occupancy expenses	(10.6)	(11.4)	(10.6)	(11.2)
Distribution and fulfillment expenses	(2.1)	(2.1)	(2.3)	(2.2)
Gross profit	33.2	30.9%	31.4	30.4
Canada Retail segment:
Merchandise margin	41.2	—	41.2	—
Store occupancy expenses	(14.9)	—	(14.9)	—
Distribution and fulfillment expenses	(1.2)	—	(1.2)	—
Gross profit	25.1	—	25.1	—
Other - gross profit	22.7	8.5	19.3	12.7
Total Company gross profit	32.1%	29.2%	30.6%	28.9%

1 Numbers are displayed as a percentage of net sales.

DSW INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited and in thousands)

	August 4, 2018	February 3, 2018	July 29, 2017
Assets
Cash and cash equivalents	$215,996	$175,932	$89,305
Investments	73,119	124,605	182,062
Accounts receivable	17,259	19,236	17,742
Inventories	596,956	501,903	527,305
Prepaid expenses and other current assets	73,763	49,197	45,529
Total current assets	977,093	870,873	861,943
Property and equipment, net	387,621	355,199	364,552
Goodwill	25,899	25,899	79,689
Deferred income taxes	14,235	27,711	18,792
Equity investment in TSL	—	6,096	10,350
Notes receivable from TSL	—	115,895	60,094
Intangible assets	20,285	135	33,065
Other assets	19,883	19,709	18,144
Total assets	$1,445,016	$1,421,517	$1,446,629
Liabilities and shareholders' equity
Accounts payable	$229,440	$179,308	$165,377
Accrued expenses	145,776	148,226	124,343
Total current liabilities	375,216	327,534	289,720
Non-current liabilities	150,316	138,732	178,955
Total shareholders' equity	919,484	955,251	977,954
Total liabilities and shareholders' equity	$1,445,016	$1,421,517	$1,446,629

DSW INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands, except per share amounts)

	Three months ended		Six months ended
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
Revenue:
Net sales	$793,735	$681,721	$1,504,172	$1,372,540
Franchise and other revenue	1,533	1,291	3,198	2,510
Total revenue	795,268	683,012	1,507,370	1,375,050
Cost of sales	(539,240)	(482,424)	(1,044,452)	(976,158)
Franchise costs	(293)	—	(573)	—
Operating expenses	(195,026)	(152,554)	(363,166)	(309,122)
Impairment charges	(36,240)	—	(36,240)	—
Change in fair value of contingent consideration liability	—	(1,168)	—	(2,252)
Operating profit	24,469	46,866	62,939	87,518
Interest income, net	805	661	1,469	1,222
Non-operating expenses, net	(47,349)	(679)	(49,486)	(2,183)
Income (loss) before income taxes and income (loss) from equity investment	(22,075)	46,848	14,922	86,557
Income tax provision	(16,281)	(18,390)	(27,671)	(33,975)
Income (loss) from equity investment	—	219	(1,310)	(1,087)
Net income (loss)	$(38,356)	$28,677	$(14,059)	$51,495
Diluted earnings (loss) per share	$(0.48)	$0.36	$(0.18)	$0.64
Weighted average diluted shares	80,265	80,714	80,187	80,729

DSW INC.
NON-GAAP RECONCILIATION
(unaudited and in thousands, except per share amounts)

	Three months ended		Six months ended
	August 4, 2018	July 29, 2017	August 4, 2018	July 29, 2017
Reported net income (loss)	$(38,356)	$28,677	$(14,059)	$51,495
Pre-tax adjustments:
Included in operating expenses:
Lease exit and other termination costs	409	—	4,403	—
Acquisition-related costs and target acquisition costs	5,104	—	5,612	—
Restructuring expenses	2,708	292	2,708	829
Amortization of intangible assets	114	1,018	114	2,036
Impairment charges	36,240	—	36,240	—
Change in fair value of contingent consideration liability	—	1,168	—	2,252
Included in non-operating expenses, net:
Fair value adjustments of Town Shoes' previously held assets	33,988	—	33,988	—
Foreign currency transaction losses	13,318	699	15,296	2,161
Total pre-tax adjustments	91,881	3,177	98,361	7,278
Tax effect of adjustments	(2,623)	(1,138)	(4,173)	(2,542)
Tax expense impact as a result of Ebuys exit	—	—	2,265	—
Total adjustments, after tax	89,258	2,039	96,453	4,736
Adjusted net income	$50,902	$30,716	$82,394	$56,231
Reported diluted earnings (loss) per share	$(0.48)	$0.36	$(0.18)	$0.64
Adjusted diluted earnings per share	$0.63	$0.38	$1.02	$0.70

Non-GAAP Measures
In addition to earnings per share and net income determined in accordance with accounting principles generally accepted in the United States ("GAAP"), for purposes of evaluating operating performance, the Company uses adjusted earnings per share and net income, which adjust for the effects of the lease exit and other termination costs; costs and charges associated with acquisition-related activity, including target acquisition efforts; restructuring expenses; amortization expense of intangible assets; the change in fair value of contingent consideration liability related to Ebuys; and foreign currency losses, including the reclassification from accumulated other comprehensive loss as a result of the Town Shoes acquisition. The unaudited reconciliation of adjusted results should not be construed as an alternative to the reported results determined in accordance with GAAP. These financial measures are not based on any standardized methodology and are not necessarily comparable to similar measures presented by other companies. The Company believes that this non-GAAP information is useful as an additional means for investors to evaluate the Company’s operating performance, when reviewed in conjunction with the Company’s GAAP statements. These amounts are not determined in accordance with GAAP and therefore should not be used exclusively in evaluating the Company’s business and operations.

SOURCE DSW Inc.

For further information:
Christina Cheng, investorrelations@dswinc.com
Margaret Standing, mediarelations@dswinc.com